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                            July 13, 2021

       Nicholas Vita
       Chief Executive Officer
       Columbia Care Inc.
       680 Fifth Ave., 24th Floor
       New York, New York 10019

                                                        Re: Columbia Care Inc.
                                                            Registration
Statement on Form 10
                                                            Filed June 16, 2021
                                                            File No. 000-56294

       Dear Mr. Vita:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed June 16, 2021

       Implications of Being an Emerging Growth Company, page 3

   1.                                                   Your disclosure
indicates that you qualify as an emerging growth company under the
                                                        JOBS Act. Please revise
to disclose whether you intend to take advantage of the extended transition period
allowed for emerging growth companies for complying with new or revised accounting
guidance as allowed by Section 107 of the JOBS Act and Section
                                                        7(a)(2)(B) of the
Securities Act of 1933.
       Item 1. Business
       Description of the Business, page 18

   2. We note that you operate in certain markets through management services arrangements.
                                                        Please describe the
material terms of these arrangements, including the services you provide, payment terms,
and term and termination provisions. To the extent these
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         agreements are material to your business, please also file them as exhibits to your registration statement, or advise. See Item 601(b)(10) of Regulation S-K. In addition, to the extent you do not retain all of the profits from the licensed entities that you manage, please revise your disclosure throughout the registration statement, including in your tables from pages 18 through 28, to clarify this and to account for the differences in economic benefit to you.
3. We note your disclosure that Columbia Care's addressable market encompasses approximately 53% of the U.S. adult population. Please tell us the basis for this assertion, including but not limited to how you calculated the adult population in each addressable market and whether you accounted for states that only allow medicinal use of cannabis.
Product Selection and Offerings, page 26

4. When discussing your controlled-dose, solid-fill medicinal cannabinoid capsules and tablets, please clearly disclose whether any of your products have been approved by the
         U.S. Food and Drug Administration and, if not, please briefly explain why.
Intellectual Property, page 31

5. Clarify the extent to which your intellectual property rights are enforceable where cannabis remains illegal under U.S. federal law. Please also expand your disclosure regarding your material patents and patent applications to identify the specific product(s)
         to which such patents relate and the scope of patent protection.
Item 1A. Risk Factors
Conversions and potential future sales of shares..., page 121

6. With reference to your disclosure on page 175, please revise to add a risk factor that addresses your ability to issue an unlimited number of Common Shares, Proportionate
         Voting Shares, and Preferred Shares.
Item 2. Financial Information
Results of Operations, page 139

7. Please separately quantify each of the factors noted regarding the increase in revenues over prior periods, and expand your discussion of these factors to provide a better understanding of the changes in your revenues.
8. You present two categories of cost of sales (related to inventory production and related to business combination fair value adjustments). In this regard, please discuss the components of each category and provide a discussion for the change in each category period-over-period. Where you identify multiple contributing factors relating to the period-over-period change, please quantify the impact of each material factor discussed to provide better understanding of the underlying reasons for the changes in your results.
         Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.
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Non-GAAP Measures, page 140

9. On page 25, you disclose that you use certain key performance indicators (KPIs) to assess your rate of growth and performance. You identify four KPIs that you use, but only present two of those measures, without presenting gross or EBITDA margin which would appear to be non-GAAP measures. Tell us how you considered the guidance of Release
         No. 33-10751 which was effective February 25, 2020 in determining whether to disclose these measures.
Item 8. Legal Proceedings, page 169

10. Please discuss in greater detail the relief sought, such as damages, or advise us why such disclosure is not required. See Item 103 of Regulation S-K.
Item 10. Recent Sale of Unregistered Securities, page 173

11. For each transaction, please state briefly the facts relied upon to make the exemption available. See Item 701(d) of Regulation S-K.
Item 11. Description of the Registrant's Securities To Be Registered
Forum Selection, page 180

12. Please clarify whether the forum selection provision in the company s articles could apply to claims brought under the U.S. federal securities laws.
Item 15. Financial Statement and Exhibits, page 184

13. Please provide a signed audit report from the Independent Auditors of TGS Global for the audited financial statements for the years ended December 31, 2019 and 2018. In addition, please note that the review report for the unaudited financial statements of TGS Global for the interim period ended June 30, 2020 is unsigned as well.
Columbia Care Inc. Notes to the Consolidated Financial Statements
2. Summary of Signifcant Accounting Policies, page F-9

14. Please include your accounting policy for your sales-leaseback transactions.
Segment Information, page F-10

15. We note that you provide a breakdown of your sales product mix and revenues related to four product categories: concentrates, edibles, flower, and other on pages 26 and 27, respectively. Please provide the disclosures required by ASC 280-10-50-40 through 42.
Revenue Recognition, page F-17

16.      Please expand your revenue disclosure to provide the following:
             Separately quantify and provide your revenue recognition policy for your other
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           revenue streams (i.e. management services agreements, Columbia National Credit
           card (   CNC   )). If your additional revenue streams are
immaterial, please disclose that
           fact.
             To the extent your revenue streams from services are greater than 10% of total, tell us how you considered the requirement of Rule 5-03(b) of Regulation S-X to break out service revenue separate from product revenue on the face of your Statements of
           Operations.
             Quantify net sales discounts for each period presented and provide a discussion regarding what your sales discounts relate to and how they are estimated for the purpose of determining the transaction price, identifying any significant adjustments to those estimates.
             Provide a discussion of the components included in your cost of sales.
17. Please revise to disclose whether you have maintained the customer loyalty points rewards program that TGS implemented. If so, please provide related disclosures. Related Party Transactions, page F-18

18. On page 25, footnote (1) notes that "net revenue...includes net revenue from related parties in the fiscal quarter." Please provide a discussion related to your related party revenues and clearly label related party transactions. Refer to ASC 850-10-50 and Rule 4-
      08(k) of Regulation S-X.
6. Acquisitions
Green Leaf Medical, page F-28

19. Please tell us your accounting basis for not providing the financial statements and related pro forma financial information for Green Leaf Medical, which was acquired June 11,
      2021.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Samuel Kluck at 202-551-3233 with any other questions.



                                                            Sincerely,
FirstName LastNameNicholas Vita
                                                            Division of
Corporation Finance
Comapany NameColumbia Care Inc.
                                                            Office of Life
Sciences
July 13, 2021 Page 4
cc:       James Guttman
FirstName LastName